UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of February, 2015

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CHINA ENTERPRISES LIMITED

SIGNATURE

PRESS RELEASE OF CONSOLIDATED RESULTS FOR THE YEARS ENDED DECEMBER 31, 2012 and 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2015

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman

CHINA ENTERPRISES LIMITED

PRESS RELEASE

HONG KONG, CHINA, February 10, 2015 - The Board of Directors of the Company announced the following financial information for the years ended December 31, 2012 and 2013: -

CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2012

Financial Highlights

	Year ended December 31, 2012			Year ended December 31, 2011
Revenue		Nil			Nil
Operating loss	Rmb	(1.7M	)	Rmb	(4.2M	)
Profit (Loss) before income tax and equity in earning of equity method affiliate	Rmb	2.9M		Rmb	(401.3M	)
Net income/(loss)	Rmb	2.9M		Rmb	(275M	)
Net earning/(loss) per common share	Rmb	0.33		Rmb	(30.49)

In November 2011, the Company disposed of all of its interest in Hangzhou Zhongce Rubber Co., Ltd. (“Hangzhou Zhongce”) and it ceased to be an equity method affiliate of the Company.

Operating loss decreased to Rmb1.7 million in 2012 compared to Rmb4.2 million for the fiscal 2011. The Rmb1.7 million on operating loss mainly represented administrative expenses incurred for the year ended December 31, 2012.

Profit before income tax and equity in earning of equity method affiliate for the year ended December 31, 2012 increased to Rmb2.9 million compared to loss of Rmb401.3 million in 2011. The significant loss in fiscal year 2011 was primarily due to the loss on disposal of 26% interest in Hangzhou Zhongce of Rmb364.5 million. The net income for the fiscal year 2012 consisted mainly of interest income of Rmb0.2 million, interest expense of Rmb0.9 million, realized gain recognized on disposal of securities amounted to Rmb1.3 million, unrealized gain recognized on trading securities amounted to Rmb4.5 million, administrative charges on investment of Rmb1.7 million and exchange loss of Rmb0.5 million.

CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2013

Financial Highlights

	Year ended December 31, 2013			Year ended December 31, 2012
Revenue		Nil			Nil
Operating loss	Rmb	(1.8M	)	Rmb	(1.7M	)
Profit before income tax	Rmb	9.9M		Rmb	2.9M
Net income	Rmb	9.9M		Rmb	2.9M
Net earning per common share	Rmb	1.10		Rmb	0.33

The Company does not have an operating subsidiary up to the date of this press release, and the Company is actively seeking new opportunities with respect to its business.

Operating loss increased to Rmb1.8 million in 2013 compared to Rmb1.7 million for the fiscal 2012. The Rmb1.8 million on operating loss mainly represented administrative expenses incurred for the year ended December 31, 2013.

Profit before income tax for the year ended December 31, 2013 increased to Rmb9.9 million compared to profit of Rmb2.9 million in 2012. The net income for the fiscal year 2013 consisted mainly of interest income of Rmb0.1 million, interest expense of Rmb0.6 million, unrealized gain recognized on trading securities amounted to Rmb12.2 million, administrative charges on investment of Rmb1.8 million.

The Annual General Meeting for the Company will be held in Hong Kong on March 30, 2015. Based on the record date of February 11, 2015, the Company will dispatch a notice of the meeting and a proxy statement to shareholders in due course.

***End***

For more information, please contact:

Hong Kong	New York
China Enterprises Limited	Pristine Advisers LLC
Tel: (852) 2372 0130	Tel: (631) 756-2486
Fax: (852) 2537 6591	Fax: (646) 478-9415